UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 23, 2012

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX’S FULL YEAR NET INCOME NEARLY DOUBLES TO $83.2 MILLION, OR

$2.25 PER SHARE;

FOURTH QUARTER NET INCOME INCREASES 52% TO $24.8 MILLION, OR $0.67

PER SHARE

PANAMA CITY, February 23, 2012 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the fourth quarter and full-year ended December 31, 2011.

Full-year and fourth quarter 2011 Business Highlights

•	Bladex’s full-year 2011 Net Income (*) totaled $83.2 million, compared to $42.2 million in 2010. The $40.9 million, or 97%, increase was driven by improved performance at each of the Bank´s business segments: Commercial Division (+29%), Treasury Division (+37%), and Asset Management Unit (n.m.).

•	The Bank’s fourth quarter 2011 Net Income reached $24.8 million, a $9.3 million, or 60%, improvement from the fourth quarter 2010, and a $8.5 million, or 52%, increase from the third quarter 2011, mainly driven by the Commercial Division’s sustained growth in Net Income ($17.7 million, +57% vs. 4Q 2010, and +22% vs. 3Q 2011). The Treasury Division and Asset Management Unit contributed $3.3 million and $3.9 million, respectively, to the quarterly result.

•	During the fourth quarter, ROE was 13.1% compared to 8.9% a year earlier and 8.7% in the third quarter 2011. 2011 ROE reached 11.4%, compared to 6.2% in 2010.

•	Net interest income totaled $102.7 million in 2011, compared to $74.5 million in 2010. The $28.2 million, or 38%, increase was mainly attributable to higher average interest-earning asset balances (+30%) and improved net interest margins (+11 bps). Fourth quarter 2011 net interest income was $29.1 million, an $8.1 million, or 39%, increase from the fourth quarter 2010, and a $0.4 million, or 2%, increase from the previous quarter.

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•	As of December 31, 2011, the Commercial Portfolio totaled $5.4 billion, a $0.9 billion, or 20%, year-on-year increase. While the average portfolio grew 3% during the fourth quarter, up 26% from the fourth quarter 2010 and 39% year-on-year, end-of-year balances were 4% lower than the previous quarter as the Bank opted to temporarily slow disbursements and increase liquidity position towards the end of the quarter in response to market volatility. Full-year credit disbursements reached $10.5 billion, a $3.1 billion, or 42% increase from the previous year.

•	As the Bank placed greater emphasis on liquidity during the year-end-period, liquid assets (9) amounted to $786 million as of December 31, 2011, compared to $421 million as of December 31, 2010, and $532 million as of September 30, 2011. The liquid assets to total assets ratio increased to 12.4%, compared to 8.2% as of December 31, 2010, and 8.5% as of September 30, 2011.

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•	As of December 31, 2011, the non-accrual portfolio was $32.0 million, or 0.6% of the loan portfolio, compared to 0.7% a year ago. The ratio of credit reserves to the non-accrual portfolio was 304%, compared to 317% in 2010. As of December 31, 2011, the ratio of the allowance for credit losses to the Commercial Portfolio was 1.82%, compared to 2.07% a year ago, and 1.70% as of September 30, 2011.

•	The efficiency ratio improved to 36% in 2011, compared to 55% in 2010. The fourth quarter 2011 efficiency ratio was 34%, versus 44% in the fourth quarter 2010, and 40% in third quarter 2011.

•	As of December 31, 2011, the Bank’s Tier 1 capital ratio was 18.6%, compared to 20.5% as of December 31, 2010, and 16.9% as of September 30, 2011. The Bank’s equity consists entirely of issued and fully paid ordinary common stock.

(*) Net income or loss attributable to Bladex (“Net Income”, or “Net Loss”).

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank’s results: "Financially, fourth quarter 2011 results capped, in a particularly convincing manner, a remarkable year for Bladex, with fourth quarter ROE exceeding 13%, and Tier 1 capitalization of nearly 19%.  As a whole, 2011’s average commercial portfolio grew more than 38%, disbursements rose 42%, intermediation margins widened 11 bps, the Asset Management Unit returned to historical levels of profitability, and the Region retained a good deal of momentum despite the global economic slowdown.  Taken together, these factors allowed Bladex to nearly double Net Income in 2011.  Just as important, given the Bank’s view on the sustainability of these results, the decision was recently made to increase the common quarterly dividend from $0.20 to $0.25 cents per share, the third time the dividend has been raised in the last two years.

Beyond the dollar figures, however, Bladex is especially encouraged as 2011 results validate the soundness of two strategic principles that have underpinned the Bank’s actions since 2008: First, Latin America has become an essential and key supplier of much of the food, minerals, energy and, in some cases, manufactured goods an evolving world requires as emerging nations develop and established economies transform.  Second, as a result of the Bank’s investments over the past two years, Bladex is both ideally and uniquely positioned to profit from the resulting growth in foreign trade that this process has brought about.  During 2012, Bladex will continue to execute based on these strategic principles.

In conclusion, Bladex's fourth quarter and full-year 2011 results confirm the essence of the Bank's business: Trade Finance in Latin America.  While Latin America is neither immune nor indifferent to events affecting European Union financial institutions, Bladex has effectively positioned its business in one of the sweeter and more resilient spots of the global economy, Latin America's growing trade flows.”

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RESULTS BY BUSINESS SEGMENT (1)

COMMERCIAL DIVISION

The Commercial Division incorporates the Bank’s core business of financial intermediation and fee generation activities. Net Income includes net interest income from loans, fee income, allocated operating expenses, reversals or provisions for loan and off-balance sheet credit losses, and any impairment on assets.

The Commercial Portfolio includes the book value of loans, selected deposits placed, equity investments, acceptances, and contingencies (including letters of credit, stand-by letters of credit, and guarantees covering commercial risk and credit commitments).

As of December 31, 2011, the Commercial Division portfolio balances totaled $5.4 billion, a 4% decrease from the previous quarter, and a 20% increase from the fourth quarter 2010. On an average basis, the Commercial Portfolio increased 3% in the fourth quarter 2011 compared to the previous quarter, 26% from the fourth quarter 2010, and 39% year-on-year. The annual increase was mainly attributable to the Division’s portfolio growth and diversification driven by solid demand from the Bank’s established client base of corporations (+8%) and financial institutions (+26%), along with the continuing business expansion into the middle market segment (+101%).

The Commercial Portfolio continues to be short-term and trade-related in nature: $3.7 billion, or 70%, of the Commercial Portfolio matures within one year, and $1.7 billion, or 32%, within 90 days. Trade financing operations represent 59% of the portfolio, while the remaining balance consists primarily of lending to banks and corporations involved in foreign trade.

The following graphs illustrate the geographic composition of the Bank’s Commercial Division by country of risk and the diversification of corporate and middle-market companies across a variety of industry segments:

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Fourth quarter 2011 credit disbursements totaled $2.3 billion, compared to $2.2 billion in the fourth quarter 2010, and $2.7 billion in the third quarter 2011. Full-year credit disbursements reached $10.5 billion, a $3.1 billion, or 42%, increase due to strong demand from the Bank’s established client base, as well as the Bank’s expansion of its cross border vendor finance business in the year.

Refer to Exhibit X for additional information relating to the Bank’s Commercial Portfolio distribution by country, and Exhibit XII for the Bank’s distribution of credit disbursements by country.

(US$ million)	2011	2010	4Q11	3Q11	4Q10
Commercial Division:
Net interest income	$81.7	$54.5	$24.6	$22.4	$16.0
Non-interest operating income (2)	11.0	10.3	3.1	3.7	3.3
Net operating revenues (3)	92.7	64.8	27.7	26.1	19.3
Operating expenses	(34.8)	(28.3)	(8.8)	(9.2)	(8.6)
Net operating income (4)	57.9	36.5	18.9	16.9	10.7
(Provision) Reversal for loan and off-balance sheet credit losses, net	(4.4)	4.8	(1.2)	(2.4)	0.6
Impairment of assets, net of recoveries	(0.1)	0.2	0.0	0.0	0.0
Net Income	$53.4	$41.5	$17.7	$14.5	$11.3

4Q11 vs. 3Q11

Net Income in the fourth quarter 2011 totaled $17.7 million, compared to $14.5 million in the third quarter 2011. The $3.2 million, or 22%, increase in Net Income was mainly driven by (i) a $2.2 million increase in net interest income from higher loan margins (+17 bps) and from higher average loan portfolio balances (+5%), and (ii) a $1.2 million net decrease in provisions for credit losses mainly as a result of prior period loan loss recoveries.

4Q11 vs. 4Q10

Net Income increased $6.4 million, or 57%, compared to the fourth quarter 2010 primarily due to a $8.4 million, or 44% increase in net operating revenues mostly attributable to a $8.6 million, or 54%, increase in net interest income as a result of higher average interest-earning assets (+29%) and improved net interest margins (+14 bps). These results were partially offset by a $1.8 million net increase in provisions for credit losses mainly due to higher commercial portfolio balances (+20%).

2011 vs. 2010

Full year 2011 Division’s accumulated Net Income was $53.4 million, an $11.9 million, or 29%, increase compared to the $41.5 million Net Income in 2010. Net operating revenues amounted to $92.7 million, a $27.9 million, or 43%, increase from 2010, mostly attributable to a $27.2 million, or 50%, increase in net interest income, reflecting higher average loan portfolio balances (+40%) and improved net interest margins (+11 bps), along with a $0.7 million, or 7%, increase in non-interest operating income. The revenue increase was partly offset by (i) a $6.5 million increase in operating expenses, as the Division expanded its sales force and local presence in the Region, and (ii) $4.4 million in credit provision charges in 2011 related to higher portfolio balances, compared to $4.8 million in reversals of provisions that took place in 2010.

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TREASURY DIVISION

The Treasury Division incorporates the Bank’s liquidity management, and investment securities activities. Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to Treasury activities.

Liquid assets (9) amounted to $786 million as of December 31, 2011, compared to $532 million as of September 30, 2011, and $421 million as of December 31, 2010, as the Bank maintained proactive liquidity management, increasing its liquidity position in response to market volatility.

As of December 31, 2011, the securities available-for-sale portfolio totaled $416 million, compared to $412 million as of September 30, 2011, and $353 million as of December 31, 2010. As of December 31, 2011, the available-for-sale portfolio consisted entirely of readily quoted Latin American securities, 79% of which were sovereign or state-owned risk in nature (refer to Exhibit XI for a per country distribution of the Treasury portfolio).

The available-for-sale portfolio is marked-to-market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income (Loss) Account (“OCI”), which improved to ($3.1) million in the fourth quarter 2011, compared to ($12.7) million in the third quarter 2011, and ($6.4) million in the fourth quarter 2010, mainly as the net result of improved valuations of the securities and/or the interest rate hedging instruments associated with such securities.

Funding costs improved year-on-year, as the weighted average funding cost in 2011 was 1.12%, a decrease of 14 bps, or 11%, compared to 2010, while in the fourth quarter 2011, weighted average funding cost increased 17 bps to 1.22%, compared to the third quarter 2011, and 5 bps compared to the fourth quarter 2010, reflecting volatile capital market conditions.

As of December 31, 2011, deposit balances were $2.3 billion, a 27% year-on-year increase, and an 8% decrease versus the historic highs recorded in the previous quarter. Deposits originate from central banks, financial institutions and corporations throughout the Latin America, represent 41% of total liabilities. Borrowings and securities sold under repurchase agreement reached $3.2 billion, a 10% increase from the third quarter 2011, and up 31% year-on-year.

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(US$ million)	2011	2010	4Q11	3Q11	4Q10
Treasury Division:
Net interest income	$20.7	$20.7	$4.6	$5.9	$5.6
Non-interest operating income (loss) (2)	4.2	(0.7)	1.3	2.1	2.2
Net operating revenues (3)	24.9	20.0	5.9	8.0	7.8
Operating expenses	(10.2)	(9.3)	(2.6)	(2.7)	(2.0)
Net operating income (4, 5)	14.7	10.7	3.3	5.3	5.8
Net Income	$14.7	$10.7	$3.3	$5.3	$5.8

4Q11 vs. 3Q11

The Division’s Net Income in the fourth quarter 2011 was $3.3 million, compared to Net Income of $5.3 million in the third quarter 2011. The $2.0 million decrease was mostly driven by (i) a $1.3 million decrease in net interest income mainly attributable to higher interest expense as a result of 17 bps increase in funding costs, and (ii) a $0.8 million decrease in non-interest operating income as the positive net effect of valuations on trading securities and related hedging instruments was more than offset by lower gains on sale of securities available for sale.

4Q11 vs. 4Q10

The Division’s quarterly Net Income of $3.3 million represented a decrease of $2.5 million from the $5.8 million Net Income reported in the fourth quarter 2010, due to the combined effects of: (i) a $0.9 million decrease in non-interest operating income primarily as a result of lower gains on sale of securities available for sale, (ii) a $1.0 million decrease in net interest income mainly attributable to increased interest expenses reflecting primarily higher short-term borrowing balances, and (ii) a $0.6 million increase in operating expenses.

2011 vs. 2010

Full year 2011 Division’s accumulated Net Income totaled $14.7 million, a $4.0 million, or 37%, increase compared to Net Income of $10.7 million in 2010, primarily as a result of a $4.9 million increase in non-interest operating income attributable to higher gains on sale of securities available for sale and the positive year-on-year net variation on the valuation of trading securities and its associated trading derivatives.

ASSET MANAGEMENT UNIT

The Asset Management Unit incorporates the Bank’s asset management activities. The Unit’s Investment Fund primarily follows a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and sovereign credit products) to establish long and short positions in the markets.

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The Unit’s Net Income includes net interest income on the Investment Fund, as well as net gains (losses) from investment fund trading, other related income (loss), allocated operating expenses, and Net Income attributable to the redeemable non-controlling interest.

(US$ million)	2011	2010	4Q11	3Q11	4Q10
Asset Management Unit:
Net interest income (loss)	$0.3	$(0.7)	$(0.1)	$0.4	$(0.5)
Non-interest operating income (loss) (2)	20.5	(7.2)	6.1	(3.5)	(0.1)
Net operating revenues (losses) (3)	20.8	(7.9)	6.0	(3.1)	(0.6)
Operating expenses	(5.0)	(4.5)	(1.9)	(0.5)	(1.2)
Net operating income (loss) (4)	15.8	(12.4)	4.1	(3.6)	(1.8)
Net income (loss)	15.8	(12.4)	4.1	(3.6)	(1.8)
Net income (loss) attributable to the redeemable noncontrolling interest	0.7	(2.4)	0.2	(0.2)	(0.2)
Net Income (Loss)	$15.1	$(10.0)	$3.9	$(3.4)	$(1.6)

4Q11 vs. 3Q11

In the fourth quarter 2011, the Asset Management Unit reported Net Income of $3.9 million, compared to a Net Loss of $3.4 million in the third quarter 2011. The $7.3 million quarterly increase was mainly due to gains from investments in the Investment Fund.

4Q11 vs. 4Q10

The Unit’s Net Income of $3.9 million in the fourth quarter 2011 represented a $5.5 million increase from the $1.6 million in Net Loss reported in the fourth quarter 2010, mostly attributable to gains from investments in the Investment Fund.

2011 vs. 2010

In 2011, the Asset Management Unit contributed Net Income of $15.1, compared to a Net Loss of $10.0 million in 2010. The $25.1 million year-over-year increase was due to the combined effects of: (i) a $27.7 million increase in non-interest operating income attributable to gains from investments in the Investment Fund, (ii) a $1.0 million increase in net interest income, and (iii) a $0.5 million increase in operating expenses as a result of higher provisions for variable compensation tied to the performance of the Investment Fund, partially offset by a $3.1 million increase in net income attributable to the redeemable non-controlling interest.

As of December 31, 2011, the Investment Fund’s asset value totaled $120 million, compared to $136 million as of September 30, 2011, and $167 million as of December 31, 2010. As of the same dates, Bladex’s ownership of the Bladex Offshore Feeder Fund was 95.84%, 96.22% and 88.67%, respectively, with the remaining balance owned by third party investors.

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In 2011, the Bank redeemed $50 million of its participation in the Fund, following the decision to gradually reduce its exposure to the business to mitigate volatility.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	2011	2010	4Q11	3Q11	4Q10
Net Interest Income	$102.7	$74.5	$29.1	$28.7	$21.0
Net Operating Income (Loss) by Business Segment:
Commercial Division	$57.9	$36.5	$18.9	$16.9	$10.7
Treasury Division	$14.7	$10.7	$3.3	$5.3	$5.8
Asset Management Unit	$15.8	$(12.4)	$4.1	$(3.6)	$(1.8)
Net Operating Income	$88.4	$34.8	$26.2	$18.5	$14.7
Net income	$83.9	$39.8	$25.0	$16.1	$15.3
Net income (loss) attributable to the redeemable noncontrolling interest	$0.7	$(2.4)	$0.2	$(0.2)	$(0.2)
Net Income attributable to Bladex	$83.2	$42.2	$24.8	$16.3	$15.5

Net Income per Share (6)	$2.25	$1.15	$0.67	$0.44	$0.42
Book Value per common share (period end)	$20.45	$18.99	$20.45	$19.71	$18.99
Return on Average Equity (“ROE”)	11.4%	6.2%	13.1%	8.7%	8.9%
Operating Return on Average Equity ("Operating ROE") (7)	12.1%	5.1%	13.9%	9.9%	8.4%
Return on Average Assets (“ROA”)	1.5%	1.0%	1.6%	1.1%	1.3%
Net Interest Margin	1.81%	1.70%	1.84%	1.90%	1.70%
Efficiency Ratio (8)	36%	55%	34%	40%	44%

Liquid Assets / Total Assets (9)	12.4%	8.2%	12.4%	8.5%	8.2%
Liquid Assets / Total Deposits	34.1%	23.1%	34.1%	21.3%	23.1%

Non-Accruing Loans to Total Loans, net	0.6%	0.7%	0.6%	0.7%	0.7%
Allowance for Credit Losses to Commercial Portfolio	1.8%	2.1%	1.8%	1.7%	2.1%

Total Assets	$6,360	$5,100	$6,360	$6,293	$5,100

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NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	2011	2010	4Q11	3Q11	4Q10
Net Interest Income
Commercial Division	$81.7	$54.5	$24.6	$22.4	$16.0
Treasury Division	20.7	20.7	4.6	5.9	5.6
Asset Management Unit	0.3	(0.7)	(0.1)	0.4	(0.5)
Consolidated	$102.7	$74.5	$29.1	$28.7	$21.1

Net Interest Margin*	1.81%	1.70%	1.84%	1.90%	1.70%

* Net interest income divided by average balance of interest-earning assets.

Net interest margin was 1.84% in the fourth quarter 2011, compared to 1.90% in the third quarter 2011, and 1.70% in the fourth quarter 2010 as low yielding liquid assets were increased in the midst of tightened liquidity in the international markets, and as increased short-term funding costs were only partially offset by higher average loan rates.

Full-year net interest margin improved to 1.81% in 2011, compared to 1.70% in 2010, as average interest-earning asset rates increased 4 bps, while average interest-bearing liability rates decreased 14 bps.

4Q11 vs. 3Q11

In the fourth quarter 2011, net interest income amounted to $29.1 million, an increase of $0.4 million, or 2%, compared to $28.7 million in the third quarter 2011, primarily as a result of:

(i)	A $0.7 million increase in net interest income from higher average interest-earning assets, primarily average loan portfolio balances (+5%), which resulted in a $1.6 million overall increase in interest income, partially offset by a $0.9 million increase in interest expense associated with an increase in average interest-bearing liabilities (+5%).
(ii)	Higher average interest rates for the Bank’s interest-earning assets and liabilities, which resulted in a $0.3 million decrease in net interest income. The average yields on interest-earning assets increased 9 bps to 2.87%, more than offset by a 17 bps increase in average yield paid on interest-bearing liabilities (1.22%).

4Q11 vs. 4Q10

Net interest income increased $8.1 million, or 39%, when compared to the fourth quarter 2010.  This increase primarily reflects:

(i)	A $4.2 million increase in net interest income as the result of higher average interest-earning assets, primarily average loan portfolio balances (+28%), which resulted in a $8.8 million overall increase in interest income, partially offset by a $4.6 million increase in interest expense associated with an increase in average interest-bearing liabilities (+33%).

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(ii)	A $3.9 million increase in net interest income as a result of higher average interest rates on the Bank’s interest-earning assets (+23 bps), while the average yield paid on interest-bearing liabilities decreased 5 bps.

2011 vs. 2010

Year-on-year, net interest income amounted to $102.7 million, compared to $74.5 million in 2010. The $28.2 million, or 38%, increase of net interest income during the period mainly reflects the following:

(i)	Higher average interest-earning assets, primarily average loan portfolio balances (+40%), which resulted in a $36.7 million overall increase in interest income, partially offset by a $12.8 million increase in interest expense associated with an increase in average interest-bearing liabilities (+37%), resulting in a $23.9 million overall increase in net interest income.
(ii)	Average interest rates on the Bank’s interest-earning assets increased 4 bps to 2.73%, while the average rate paid on the Bank´s interest-bearing liabilities decreased 14 bps to 1.12%, resulting in a $4.3 million overall increase in net interest income.

FEES AND COMMISSIONS

(US$ million)	2011	2010	4Q11	3Q11	4Q10
Letters of credit	$9.4	$8.3	$2.9	$2.8	$2.0
Loan fees	1.1	1.2	0.1	0.8	1.0
Third party investors (BAM)	0.1	0.5	0.0	0.0	0.1
Other*	0.1	0.3	0.0	0.0	0.1
Fees and Commissions, net	$10.7	$10.3	$3.0	$3.7	$3.1
* Net of commission expenses

Fees and commissions income amounted to $3.0 million in the fourth quarter 2011, compared to $3.7 million in the previous quarter, and $3.1 million in the fourth quarter 2010. The quarterly decreases of $0.7 million and $0.1 million, respectively, were mostly attributable to lower transactional fees, partially offset by the increased commission income from letter of credit transactions (+$0.1 million and +$0.9 million, respectively).

For 2011, fees and commissions income amounted to $10.7 million, compared to $10.3 million in 2010, representing a $0.4 million increase, mainly as a result of increased commission income from higher average volumes in the letter of credit business (+28%).

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PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Dec-10	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11
Allowance for Loan Losses:

Balance at beginning of the period	$68.7	$78.6	$83.4	$80.8	$79.8
Provisions (reversals)	12.8	4.8	(2.6)	(1.0)	7.7
Charge-offs, net of recoveries	(2.9)	(0.0)	0.0	(0.0)	1.0
End of period balance	$78.6	$83.4	$80.8	$79.8	$88.5

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$26.7	$13.3	$8.8	$11.9	$15.3
Provisions (reversals)	(13.3)	(4.5)	3.1	3.5	(6.4)
End of period balance	$13.3	$8.8	$11.9	$15.3	$8.9

Total Allowance for Credit Losses	$92.0	$92.2	$92.7	$95.2	$97.4

The allowance for loan and off-balance sheet credit losses amounted to $97.4 million as of December 31, 2011, compared to $95.2 million as of September 30, 2011, and $92.0 million as of December 31, 2010. The $2.2 million quarter-on-quarter net increase in the total allowance for credit losses was mainly attributable to a shift in the mix of both loan and off-balance sheet exposure, higher reserves relating to the non-accrual portfolio, and recoveries related to prior period losses. The $5.4 million year-on-year increase in the total allowance for credit losses was mainly driven by the increase of the Bank’s commercial portfolio balances, partially offset by a year-on-year improvement in client specific and country risk levels in the Region. The ratio of the allowance for credit losses to the Commercial Portfolio was 1.8% as of December 31, 2011, compared to 1.7% as of September 30, 2011, and 2.1% as of December 31, 2010.

As of December 31, 2011, the non-accrual portfolio balances totaled $32.0 million, representing 0.6% of the loan portfolio, compared to $33.1 million in the previous quarter, and $29.0 million as of December 31, 2010 (0.7% of the loan portfolio). Credit provision levels represented 304% and 317% of non-accrual balances in December 31, 2011, and December 31, 2010, respectively.

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OPERATING EXPENSES

(US$ million)	2011	2010	4Q11	3Q11	4Q10
Salaries and other employee expenses	$29.3	$23.5	$7.5	$7.4	$7.1
Depreciation and amortization of premises and equipment	2.2	2.5	0.5	0.5	0.6
Professional services	4.9	4.9	1.4	1.6	0.9
Maintenance and repairs	1.6	1.6	0.4	0.4	0.5
Expenses from the investment fund	1.5	0.9	0.8	(0.5)	0.2
Other operating expenses	10.5	8.6	2.7	3.0	2.4
Total Operating Expenses	$50.0	$42.1	$13.3	$12.4	$11.6

Quarterly Variation

Operating expenses in the fourth quarter 2011 totaled $13.3 million, a $0.9 million, or 8%, increase compared to $12.4 million in the third quarter 2011, mainly as a result of higher performance-related expenses from the Investment Fund. The $1.7 million, or 14%, increase compared to the same period 2010 was primarily due to professional services and other operating expenses mostly related to the Commercial Division’s business expansion and higher performance-related expenses from the Investment Fund.

The Bank’s fourth quarter 2011 efficiency ratio improved to 34%, compared to 40% in the third quarter 2011, and 44% in the fourth quarter 2010, mostly as a result of increased operating revenues from the Commercial Division and the Asset Management Unit.

The operating expenses to average assets ratio was 83 bps in the fourth quarter 2011, compared to 81 bps in the previous quarter, and 94 bps in the fourth quarter 2010.

2011 vs. 2010

During 2011, operating expenses totaled $50.0 million, compared to $42.1 million in 2010. The $8.0 million, or 19%, increase in operating expenses was primarily attributable to salary and other employee expenses associated with higher average headcount in support of the expanding Commercial Division, as well as the risk management function, along with higher performance-related expenses from the Investment Fund, and to the costs associated with the new representative offices in Monterrey, Mexico, Porto Alegre, Brazil, Lima, Peru and Bogota, Colombia, established in support of the Commercial Division.

During 2011, the Bank’s efficiency ratio improved to 36%, compared to 55% in 2010, mainly as the result of the $61.5 million year-on-year increase in net operating revenues across all business segments, which exceeded the $8.0 million operating expense growth.

As of December 31, 2011, the Bank’s operating expenses to average assets ratio decreased to 88 bps on improving economies of scale, compared to 97 bps as of December 31, 2010.

15

CAPITAL RATIOS AND CAPITAL MANAGEMENT

The following table shows capital amounts and ratios at the dates indicated:

(US$ million, except percentages and per share amounts)	2011	2010	4Q11	3Q11	4Q10
Tier 1 Capital (10)	$761	$701	$761	$741	$701
Total Capital (11)	$812	$744	$812	$796	$744
Risk-Weighted Assets	$4,090	$3,417	$4,090	$4,395	$3,417
Tier 1 Capital Ratio	18.6%	20.5%	18.6%	16.9%	20.5%
Total Capital Ratio	19.9%	21.8%	19.9%	18.1%	21.8%
Stockholders’ Equity	$759	$697	$759	$732	$697
Stockholders’ Equity to Total Assets	11.9%	13.7%	11.9%	11.6%	13.7%
Accumulated other comprehensive income (loss) ("OCI")	$(3)	$(6)	$(3)	$(13)	$(6)
Leverage (times) (12)	8.4	7.3	8.4	8.6	7.3

The Bank’s equity consists entirely of issued and fully paid ordinary common stock. As of December 31, 2011, the Bank’s Tier 1 capital ratio was 18.6%, compared to 16.9% as of September 30, 2011, and 20.5% as of December 31, 2010. The Bank’s leverage was 8.4x, 8.6x, and 7.3x, respectively, as of these dates.

The Bank’s common shares outstanding totaled 37.1 million as of December 31, 2011, nearly unchanged from levels as of September 30, 2011, and compared to 36.7 million as of December 31, 2010.

RECENT EVENTS

▪	Quarterly dividend payment: At the Board of Director’s Meeting held January 17, 2012, the Bank’s Board reaffirmed its commitment to a dividend approach that reflects Bladex’s growing core business. Consequently, the Bank’s quarterly common dividend was increased from $0.20 to $0.25 per share.

▪	Ratings affirmed: Following a Standard & Poor’s review based on recently revised banking criteria published November 9, 2011, S&P affirmed the Bank’s credit rating at ‘BBB/A-2’, with a “Stable” Outlook on December 6, 2011.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)	In the fourth quarter 2011, the Bank made the following changes in the measurement methods used to determine segment profit or loss: (i) The interest expense allocation methodology reflects funding costs allocated on a matched-funded basis, net of the risk adjusted capital determined for each business segment, (ii) The operating expenses allocation methodology allocates overhead expenses based on actual resource usage determined for business segment. The approach utilized in prior periods allocated interest and overhead expenses based on each segment´s average portfolio balances. Comparative amounts for the previous quarters in 2011 and 2010 have been reclassified to conform to the current period presentation.

(2)	Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets. By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).

Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.

Asset Management Unit: Gain from Investment Fund trading and related other income (expense).

(3)	Net Operating Revenues refers to net interest income plus non-interest operating income.

16

(4)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(5)	Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

(6)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(7)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(8)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(9)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

(10)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(11)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(12)	Leverage corresponds to assets divided by stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Unit, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

17

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through December 31, 2011, Bladex had disbursed accumulated credits of approximately $180 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Friday, February 24, 2012 at 10:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through April 24, 2012. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 28237663. For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Calle 50 y Aquilino de la Guardia

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

Investor Relations Firm:

i-advize Corporate Communications, Inc.

Mrs. Melanie Carpenter / Mr. Peter Majeski

20 Broad Street, 25th Floor, New York, NY 10005

Tel: (212) 406-3694

E-mail address: bladex@i-advize.com

18

EXHIBIT I

CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)
	December 31, 2011	September 30, 2011	December 31, 2010	(A) - (B) CHANGE	%	(A) - (C) CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$843	$585	$437	$258	44%	$406	93%
Trading assets	20	26	50	(6)	(23)	(30)	(60)
Securities available-for-sale	416	412	353	4	1	63	18
Securities held-to-maturity	27	32	33	(5)	(16)	(6)	(18)
Investment fund	120	136	167	(16)	(12)	(47)	(28)
Loans	4,960	5,060	4,064	(100)	(2)	896	22
Less:
Allowance for loan losses	89	80	79	9	11	10	13
Unearned income and deferred fees	7	6	4	1	17	3	75
Loans, net	4,864	4,974	3,981	(110)	(2)	883	22

Customers' liabilities under acceptances	1	71	27	(70)	(99)	(26)	(96)
Accrued interest receivable	38	33	31	5	15	7	23
Premises and equipment, net	7	7	7	0	0	0	0
Derivative financial instruments used for hedging - receivable	4	2	2	2	100	2	100
Other assets	18	16	11	2	13	7	64

TOTAL ASSETS	$6,360	$6,293	$5,100	$67	1%	$1,260	25%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$68	$108	$100	$(40)	(37)%	$(32)	(32)%
Time	2,236	2,388	1,721	(152)	(6)	515	30
Total Deposits	2,304	2,496	1,821	(192)	(8)	483	27

Trading liabilities	6	1	4	5	500	2	50
Securities sold under repurchase agreements	377	391	265	(14)	(4)	112	42
Short-term borrowings	1,323	1,065	1,095	258	24	228	21
Acceptances outstanding	1	71	27	(70)	(99)	(26)	(96)
Accrued interest payable	12	12	10	0	0	2	20
Borrowings and long-term debt	1,488	1,434	1,075	54	4	413	38
Derivative financial instruments used for hedging - payable	54	48	53	6	13	1	2
Reserve for losses on off-balance sheet credit risk	9	15	13	(6)	(40)	(4)	(31)
Other liabilities	23	22	20	1	5	3	15
TOTAL LIABILITIES	$5,595	$5,556	$4,384	$39	1%	$1,211	28%

Redeemable noncontrolling interest	6	5	19	1	20	(13)	(68)

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	130	130	134	0	0	(4)	(3)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	373	355	320	18	5	53	17
Accumulated other comprehensive loss	(3)	(13)	(6)	10	(77)	3	(50)
Treasury stock	(116)	(116)	(126)	0	0	10	(8)

TOTAL STOCKHOLDERS' EQUITY	$759	$732	$697	$27	4%	$62	9%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,360	$6,293	$5,100	$67	1%	$1,260	25%

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)
	December 31, 2011	September 30, 2011	December 31, 2010	(A) - (B) CHANGE	%	(A) - (C) CHANGE	%

INCOME STATEMENT DATA:
Interest income	$46,093	$42,582	$33,203	$3,511	8%	$12,890	39%
Interest expense	(16,965)	(13,887)	(12,181)	(3,078)	22	(4,784)	39

NET INTEREST INCOME	29,128	28,695	21,022	433	2	8,106	39

(Provision) reversal for loan losses	(7,688)	1,072	(12,776)	(8,760)	(817)	5,088	(40)

NET INTEREST INCOME, AFTER (PROVISION) REVERSAL FOR LOAN LOSSES	21,440	29,767	8,246	(8,327)	(28)	13,194	160

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	6,447	(3,470)	13,343	9,917	(286)	(6,896)	(52)
Fees and commissions, net	2,975	3,656	3,102	(681)	(19)	(127)	(4)
Derivative financial instrument and hedging	1,480	935	(117)	545	58	1,597	(1,365)
Net gain (loss) from investment fund trading	6,080	(3,579)	(331)	9,659	(270)	6,411	(1,937)
Net loss from trading securities	(4,854)	(150)	(507)	(4,704)	3,136	(4,347)	857
Net gain on sale of securities available-for-sale	373	1,778	2,346	(1,405)	(79)	(1,973)	(84)
Gain (loss) on foreign currency exchange	4,255	(516)	404	4,771	(925)	3,851	953
Other income, net	105	122	499	(17)	(14)	(394)	(79)
NET OTHER INCOME (EXPENSE)	16,861	(1,224)	18,739	18,085	(1,478)	(1,878)	(10)

OPERATING EXPENSES:
Salaries and other employee expenses	(7,460)	(7,433)	(7,067)	(27)	0	(393)	6
Depreciation and amortization of premises and equipment	(463)	(461)	(611)	(2)	0	148	(24)
Professional services	(1,421)	(1,576)	(910)	155	(10)	(511)	56
Maintenance and repairs	(396)	(438)	(518)	42	(10)	122	(24)
Expenses from investment funds	(805)	544	(177)	(1,349)	(248)	(628)	355
Other operating expenses	(2,747)	(2,994)	(2,353)	247	(8)	(394)	17
TOTAL OPERATING EXPENSES	(13,292)	(12,358)	(11,636)	(934)	8	(1,656)	14

Net Income	$25,009	$16,185	$15,349	$8,824	55	$9,660	63

Net Income (loss) attributable to the redeemable noncontrolling interest	212	(154)	(168)	366	(238)	380	(226)

NET INCOME ATTRIBUTABLE TO BLADEX	$24,797	$16,339	$15,517	$8,458	52%	$9,280	60%

PER COMMON SHARE DATA:
Basic earnings per share	0.67	0.44	0.42
Diluted earnings per share	0.66	0.44	0.42

Weighted average basic shares	37,127	37,068	36,699
Weighted average diluted shares	37,418	37,348	36,983

PERFORMANCE RATIOS:
Return on average assets	1.6%	1.1%	1.3%
Return on average stockholders' equity	13.1%	8.7%	8.9%
Net interest margin	1.84%	1.90%	1.70%
Net interest spread	1.64%	1.72%	1.47%
Operating expenses to total average assets	0.83%	0.81%	0.94%

SUMMARY OF CONSOLIDATED FINANCIAL DATA

(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

EXHIBIT III

	FOR THE TWELVE MONTHS ENDED
	December 31, 2011	December 31, 2010
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$102,710	$74,503
Fees and commissions, net	10,729	10,326
(Provision) reversal for loan and off-balance sheet credit losses, net	(4,393)	4,835
Derivative financial instrument and hedging	2,923	(1,446)
Impairment of assets, net of recoveries	(57)	233
Net gain (loss) from investment fund trading	20,314	(7,995)
Net loss from trading securities	(6,494)	(3,603)
Net gain on sale of securities available-for-sale	3,413	2,346
Gain on foreign currency exchange	4,270	1,870
Other income (expense), net	477	833
Operating expenses	(50,036)	(42,081)
Net Income	$83,856	$39,821
Net Income (loss) attributable to the redeemable noncontrolling interest	676	(2,423)
NET INCOME ATTRIBUTABLE TO BLADEX	$83,180	$42,244

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	463	436
Investment fund	120	167
Loans, net	4,864	3,981
Total assets	6,360	5,100
Deposits	2,304	1,821
Securities sold under repurchase agreements	377	265
Short-term borrowings	1,323	1,095
Borrowings and long-term debt	1,488	1,075
Total liabilities	5,595	4,384
Stockholders' equity	759	697

PER COMMON SHARE DATA:
Basic earnings per share	2.25	1.15
Diluted earnings per share	2.24	1.15
Book value (period average)	19.74	18.57
Book value (period end)	20.45	18.99

(In thousand):
Weighted average basic shares	36,969	36,647
Weighted average diluted shares	37,145	36,814
Basic shares period end	37,132	36,711

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.5%	1.0%
Return on average stockholders' equity	11.4%	6.2%
Net interest margin	1.81%	1.70%
Net interest spread	1.62%	1.43%
Operating expenses to total average assets	0.88%	0.97%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.6%	0.7%
Charge offs to total loan portfolio (1)	0.0%	0.1%
Allowance for loan losses to total loan portfolio (1)	1.8%	1.9%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.5%	3.5%

CAPITAL RATIOS:
Stockholders' equity to total assets	11.9%	13.7%
Tier 1 capital to risk-weighted assets	18.6%	20.5%
Total capital to risk-weighted assets	19.9%	21.8%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE TWELVE MONTHS ENDED,
	(A)	(B)	(A) - (B)
	December 31, 2011	December 31, 2010	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$157,427	$119,478	$37,949	32%
Interest expense	(54,717)	(44,975)	(9,742)	22

NET INTEREST INCOME	102,710	74,503	28,207	38

Provision for loan losses	(8,841)	(9,091)	250	(3)

NET INTEREST INCOME, AFTER PROVISION
FOR LOAN LOSSES	93,869	65,412	28,457	44

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	4,448	13,926	(9,478)	(68)
Fees and commissions, net	10,729	10,326	403	4
Derivative financial instrument and hedging	2,923	(1,446)	4,369	(302)
Impairment of assets, net of recoveries	(57)	233	(290)	(124)
Net gain (loss) from investment fund trading	20,314	(7,995)	28,309	(354)
Net loss from trading securities	(6,494)	(3,603)	(2,891)	80
Net gain on sale of securities available-for-sale	3,413	2,346	1,067	45
Gain on foreign currency exchange	4,270	1,870	2,400	128
Other income, net	477	833	(356)	(43)
NET OTHER INCOME (EXPENSE)	40,023	16,490	23,533	143

OPERATING EXPENSES:
Salaries and other employee expenses	(29,268)	(23,499)	(5,769)	25
Depreciation and amortization of premises and equipment	(2,166)	(2,510)	344	(14)
Professional services	(4,882)	(4,945)	63	(1)
Maintenance and repairs	(1,639)	(1,616)	(23)	1
Expenses from investment funds	(1,540)	(890)	(650)	73
Other operating expenses	(10,541)	(8,621)	(1,920)	22
TOTAL OPERATING EXPENSES	(50,036)	(42,081)	(7,955)	19

Net Income	$83,856	$39,821	$44,035	111

Net Income (loss) attributable to the redeemable noncontrolling interest	676	(2,423)	3,099	(128)

Net Income attributable to Bladex	$83,180	$42,244	$40,936	97%

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	December 31, 2011			September 30, 2011			December 31, 2010
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$648	$0.7	0.40%	$528	$0.3	0.25%	$310	$0.2	0.22%
Loans, net of unearned income & deferred loan fees	5,011	40.6	3.17	4,787	36.7	3.00	3,903	29.2	2.93
Non-accrual loans	33	0.6	7.40	26	0.6	8.74	33	0.6	7.37
Trading assets	23	0.3	4.66	23	0.3	5.92	51	0.8	6.06
Investment securities	446	3.4	3.02	492	3.7	2.92	444	2.1	1.86
Investment fund	127	0.5	1.43	148	0.9	2.37	176	0.3	0.73

TOTAL INTEREST EARNING ASSETS	$6,289	$46.1	2.87%	$6,004	$42.6	2.78%	$4,917	$33.2	2.64%

Non interest earning assets	98			96			40
Allowance for loan losses	(82)			(80)			(69)
Other assets	17			19			12

TOTAL ASSETS	$6,321			$6,040			$4,900

INTEREST BEARING LIABILITIES
Deposits	$2,306	$2.6	0.45%	$2,290	$2.4	0.42%	$1,855	$2.3	0.50%
Trading liabilities	3	0.0	0.00	1	0.0	0.00	4	0.0	0.00
Investment fund	0	0.2	n.m. (*)	0	0.1	n.m. (*)	0	0.4	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,620	5.8	1.39	1,377	3.5	0.98	1,161	3.2	1.09
Borrowings and long term debt	1,494	8.4	2.20	1,489	7.9	2.07	1,049	6.2	2.32

TOTAL INTEREST BEARING LIABILITIES	$5,422	$17.0	1.22%	$5,157	$13.9	1.05%	$4,069	$12.2	1.17%

Non interest bearing liabilities and other liabilities	$144			$132			$113

TOTAL LIABILITIES	5,566			5,289			4,182

Redeemable noncontrolling interest	5			5			24

STOCKHOLDERS' EQUITY	750			745			694

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,321			$6,040			$4,900

NET INTEREST SPREAD			1.64%			1.72%			1.47%
NET INTEREST INCOME AND NET INTEREST MARGIN		$29.1	1.84%		$28.7	1.90%		$21.0	1.70%

(*)	"n.m." means not meaningful.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE TWELVE MONTHS ENDED,
	December 31, 2011			December 31, 2010
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$458	$1.4	0.29%	$384	$0.8	0.22%
Loans, net of unearned income & deferred loan fees	4,576	137.9	2.97	3,243	101.5	3.09
Non-accrual loans	29	2.4	8.03	44	3.3	7.55
Trading assets	30	1.8	5.79	51	3.1	6.11
Investment securities	441	11.7	2.61	468	8.5	1.79
Investment fund	148	2.3	1.56	190	2.2	1.14

TOTAL INTEREST EARNING ASSETS	$5,681	$157.4	2.73%	$4,378	$119.5	2.69%

Non interest earning assets	71			42
Allowance for loan losses	(81)			(75)
Other assets	16			12

TOTAL ASSETS	$5,687			$4,357

INTEREST BEARING LIABILITIES
Deposits	$2,074	$8.8	0.42%	$1,555	$8.5	0.54%
Trading liabilities	2	0.0	0.00	4	0.0	0.00
Investment fund	0	0.3	n.m. (*)	0	1.0	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	1,369	15.6	1.12	724	8.0	1.09
Borrowings and long term debt	1,392	30.0	2.12	1,241	27.4	2.18

TOTAL INTEREST BEARING LIABILITIES	$4,838	$54.7	1.12%	$3,524	$45.0	1.26%

Non interest bearing liabilities and other liabilities	$111			$119

TOTAL LIABILITIES	4,949			3,643

Redeemable noncontrolling interest	8			34

STOCKHOLDERS' EQUITY	730			681

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,687			$4,357

NET INTEREST SPREAD			1.62%			1.43%

NET INTEREST INCOME AND NET INTEREST MARGIN		$102.7	1.81%		$74.5	1.70%

(*) "n.m." means not meaningful.

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME

(In US$ thousand, except per share amounts and ratios)

	TWELVE MONTHS	FOR THE THREE MONTHS ENDED					TWELVE MONTHS
	ENDED						ENDED
	DEC 31/11	DEC 31/11	SEP 30/11	JUN 30/11	MAR 31/11	DEC 31/10	DEC 31/10

INCOME STATEMENT DATA:
Interest income	$157,427	$46,093	$42,582	$35,894	$32,858	$33,203	$119,478
Interest expense	(54,717)	(16,965)	(13,887)	(12,410)	(11,455)	(12,181)	(44,975)
NET INTEREST INCOME	102,710	29,128	28,695	23,484	21,403	21,022	74,503
(Provision) reversal for loan losses	(8,841)	(7,688)	1,072	2,587	(4,812)	(12,776)	(9,091)

NET INTEREST INCOME AFTER (PROVISION) REVERSAL FOR LOAN LOSSES	93,869	21,440	29,767	26,071	16,591	8,246	65,412

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	4,448	6,447	(3,470)	(3,075)	4,546	13,343	13,926
Fees and commissions, net	10,729	2,975	3,656	1,893	2,205	3,102	10,326
Derivative financial instrument and hedging	2,923	1,480	935	495	13	(117)	(1,446)
Impairment of assets, net of recoveries	(57)	0	0	(57)	0	0	233
Net gain (loss) from investment fund trading	20,314	6,080	(3,579)	13,314	4,499	(331)	(7,995)
Net loss from trading securities	(6,494)	(4,854)	(150)	(588)	(902)	(507)	(3,603)
Net gains on sale of securities available-for-sale	3,413	373	1,778	1,118	144	2,346	2,346
Gain (loss) on foreign currency exchange	4,270	4,255	(516)	165	366	404	1,870
Other income, net	477	105	122	229	21	499	833
NET OTHER INCOME (EXPENSE)	40,023	16,861	(1,224)	13,494	10,892	18,739	16,490

TOTAL OPERATING EXPENSES:	(50,036)	(13,292)	(12,358)	(13,404)	(10,982)	(11,636)	(42,081)
Net Income	$83,856	$25,009	$16,185	$26,161	$16,501	$15,349	$39,821

Net Income (loss) attributable to the redeemable noncontrolling interest	676	212	(154)	421	197	(168)	(2,423)

NET INCOME ATTRIBUTABLE TO BLADEX	$83,180	$24,797	$16,339	$25,740	$16,304	$15,517	$42,244

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$2.25	$0.67	$0.44	$0.70	$0.44	$0.42	$1.15

PERFORMANCE RATIOS
Return on average assets	1.5%	1.6%	1.1%	1.9%	1.3%	1.3%	1.0%
Return on average stockholders' equity	11.4%	13.1%	8.7%	14.3%	9.4%	8.9%	6.2%
Net interest margin	1.81%	1.84%	1.90%	1.75%	1.72%	1.70%	1.70%
Net interest spread	1.62%	1.64%	1.72%	1.56%	1.52%	1.47%	1.43%
Operating expenses to average assets	0.88%	0.83%	0.81%	1.00%	0.89%	0.94%	0.97%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS

(In US$ million)

	FOR THE TWELVE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/11	DEC 31/10	DEC 31/11	SEP 30/11	DEC 31/10

COMMERCIAL DIVISION:
Net interest income (1)	$81.7	$54.5	$24.6	$22.4	$16.0
Non-interest operating income (2)	11.0	10.3	3.1	3.7	3.3
Operating expenses (3)	(34.8)	(28.3)	(8.8)	(9.2)	(8.6)
Net operating income (4)	57.9	36.5	18.9	16.9	10.7
(Provision) reversal for loan and off-balance sheet credit losses, net	(4.4)	4.8	(1.2)	(2.4)	0.6
Impairment of assets, net of recoveries	(0.1)	0.2	0.0	0.0	0.0
NET INCOME ATTRIBUTABLE TO BLADEX	$53.4	$41.5	$17.7	$14.5	$11.3
Average interest-earning assets (5)	4,616	3,284	5,074	4,826	3,926
End-of-period interest-earning assets (5)	4,983	4,060	4,983	5,084	4,060

TREASURY DIVISION:
Net interest income (1)	$20.7	$20.7	$4.6	$5.9	$5.6
Non-interest operating income (loss)(2)	4.2	(0.7)	1.3	2.1	2.2
Operating expenses (3)	(10.2)	(9.3)	(2.6)	(2.7)	(2.0)
Net operating income (4)	14.7	10.7	3.3	5.3	5.8
NET INCOME ATTRIBUTABLE TO BLADEX	$14.7	$10.7	$3.3	$5.3	$5.8
Average interest-earning assets (6)	916	905	1,081	1,031	815
End-of-period interest-earning assets (6)	1,270	874	1,270	1,019	874

ASSET MANAGEMENT UNIT:
Net interest income (loss) (1)	$0.3	$(0.7)	$(0.1)	$0.4	$(0.5)
Non-interest operating income (loss) (2)	20.5	(7.2)	6.1	(3.5)	(0.1)
Operating expenses (3)	(5.0)	(4.5)	(1.9)	(0.5)	(1.2)
Net operating income (loss) (4)	15.8	(12.4)	4.1	(3.6)	(1.8)
Net income (loss)	15.8	(12.4)	4.1	(3.6)	(1.8)
Net income (loss) attributable to the redeemable noncontrolling interest	0.7	(2.4)	0.2	(0.2)	(0.2)
NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$15.1	$(10.0)	$3.9	$(3.4)	$(1.6)

Average interest-earning assets (6)	150	190	134	148	176
End-of-period interest-earning assets (6)	127	167	127	142	167

CONSOLIDATED:
Net interest income (1)	$102.7	$74.5	$29.1	$28.7	$21.1
Non-interest operating income (2)	35.7	2.4	10.4	2.2	5.4
Operating expenses (3)	(50.0)	(42.1)	(13.3)	(12.4)	(11.8)
Net operating income (4)	88.4	34.8	26.2	18.5	14.7
(Provision) reversal for loan and off-balance sheet credit losses, net	(4.4)	4.8	(1.2)	(2.4)	0.6
Impairment of assets, net of recoveries	(0.1)	0.2	0.0	0.0	0.0
Net income	83.9	39.8	25.0	16.1	15.3
Net income (loss) attributable to the redeemable noncontrolling interest	0.7	(2.4)	0.2	(0.2)	(0.2)
NET INCOME ATTRIBUTABLE TO BLADEX	$83.2	$42.2	$24.8	$16.3	$15.5

Average interest-earning assets	5,681	4,378	6,289	6,005	4,917
End-of-period interest-earning assets	6,380	5,101	6,380	6,245	5,101

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.

Interest expenses are allocated based on average credits.

(1)	Interest income on interest-earning assets, net of allocated cost of funds.
(2)	Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3)	Operating expenses are calculated based on average credits.
(4)	Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the investment fund.

EXHIBIT IX

CREDIT PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31DEC11		30SEP11		31DEC10		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$390	6.7	$430	7.1	$237	4.9	$(40)	$153
BRAZIL	1,984	34.1	2,002	33.1	1,742	35.7	(18)	242
CANADA	0	0.0	33	0.5	0	0.0	(33)	0
CHILE	389	6.7	397	6.6	356	7.3	(8)	33
COLOMBIA	839	14.4	794	13.1	704	14.4	45	135
COSTA RICA	121	2.1	181	3.0	125	2.6	(60)	(4)
DOMINICAN REPUBLIC	150	2.6	89	1.5	138	2.8	61	12
ECUADOR	238	4.1	243	4.0	165	3.4	(5)	73
EL SALVADOR	23	0.4	3	0.0	55	1.1	20	(32)
GUATEMALA	167	2.9	178	2.9	104	2.1	(11)	63
HONDURAS	46	0.8	49	0.8	38	0.8	(3)	8
JAMAICA	2	0.0	35	0.6	65	1.3	(33)	(63)
MEXICO	498	8.6	523	8.6	505	10.3	(25)	(7)
NETHERLANDS	20	0.3	47	0.8	0	0.0	(27)	20
PANAMA	178	3.1	193	3.2	98	2.0	(15)	80
PARAGUAY	30	0.5	21	0.3	0	0.0	9	30
PERU	385	6.6	361	6.0	343	7.0	24	42
TRINIDAD & TOBAGO	76	1.3	155	2.6	63	1.3	(79)	13
UNITED STATES	22	0.4	20	0.3	0	0.0	2	22
URUGUAY	110	1.9	155	2.6	0	0.0	(45)	110
VENEZUELA	22	0.4	33	0.5	80	1.6	(11)	(58)
MULTILATERAL ORGANIZATIONS	98	1.7	98	1.6	65	1.3	0	33
OTHER	26	0.4	13	0.2	1	0.0	13	25

TOTAL CREDIT PORTFOLIO (1)	$5,814	100%	$6,053	100%	$4,884	100%	$(239)	$930

UNEARNED INCOME AND COMMISSION (2)	(7)		(6)		(4)		(1)	(3)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,807		$6,047		$4,880		$(240)	$927

(1)	Includes book value of loans, selected commercial deposits placed, fair value of investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk, credit default swap and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT X

COMMERCIAL PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31DEC11		30SEP11		3IDEC10		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$390	7.3	$430	7.7	$237	5.3	$(40)	$153
BRAZIL	1,893	35.4	1,913	34.2	1,649	37.1	(20)	244
CANADA	0	0.0	33	0.6	0	0.0	(33)	0
CHILE	389	7.3	397	7.1	328	7.4	(8)	61
COLOMBIA	737	13.8	693	12.4	585	13.2	44	152
COSTA RICA	121	2.3	181	3.2	120	2.7	(60)	1
DOMINICAN REPUBLIC	150	2.8	89	1.6	135	3.0	61	15
ECUADOR	238	4.4	243	4.4	165	3.7	(5)	73
EL SALVADOR	23	0.4	3	0.1	39	0.9	20	(16)
GUATEMALA	162	3.0	167	3.0	93	2.1	(5)	69
HONDURAS	46	0.9	49	0.9	38	0.9	(3)	8
JAMAICA	2	0.0	35	0.6	65	1.5	(33)	(63)
MEXICO	433	8.1	458	8.2	456	10.3	(25)	(23)
NETHERLANDS	20	0.4	47	0.8	0	0.0	(27)	20
PANAMA	120	2.2	130	2.3	49	1.1	(10)	71
PARAGUAY	30	0.6	21	0.4	0	0.0	9	30
PERU	344	6.4	321	5.7	343	7.7	23	1
TRINIDAD & TOBAGO	76	1.4	155	2.8	63	1.4	(79)	13
UNITED STATES	22	0.4	20	0.4	0	0.0	2	22
URUGUAY	110	2.1	155	2.8	0	0.0	(45)	110
VENEZUELA	22	0.4	33	0.6	80	1.8	(11)	(58)
OTHER	26	0.5	13	0.2	1	0.0	13	25

TOTAL COMMERCIAL PORTFOLIO (1)	$5,354	100%	$5,586	100%	$4,446	100%	$(232)	$908

UNEARNED INCOME AND COMMISSION (2)	(7)		(6)		(4)		(1)	(3)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$5,347		$5,580		$4,442		$(233)	$905

(1)	Includes book value of loans, selected deposits placed, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, equity investments and guarantees covering commercial risk and credit commitments).
(2)	Represents unearned income and commission on loans.

EXHIBIT XI

TREASURY PORTFOLIO

DISTRIBUTION BY COUNTRY

(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	31DEC11	30SEP11	31DEC10	(A) - (B)	(A) - (C)

BRAZIL	$91	$89	$93	$2	$(2)
CHILE	0	0	28	0	(28)
COLOMBIA	102	101	119	1	(17)
COSTA RICA	0	0	5	0	(5)
DOMINICAN REPUBLIC	0	0	3	0	(3)
EL SALVADOR	0	0	16	0	(16)
GUATEMALA	5	11	11	(6)	(6)
MEXICO	65	65	48	0	17
PANAMA	58	63	49	(5)	9
PERU	41	40	0	1	41
MULTILATERAL ORGANIZATIONS	98	98	65	0	33

TOTAL TREASURY PORTOFOLIO (1)	$460	$467	$437	$(7)	$23

(1)	Includes securities available for sale and held to maturity, trading assets and contingent assets, which consist of credit default swap. Excludes trading assets managed by Bladex Latam Fundo de Investimento Multimercado.

EXHIBIT XII

CREDIT DISBURSEMENTS

DISTRIBUTION BY COUNTRY

(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	4QTR11	3QTR11	4QTR10	(A) - (B)	(A) - (C)

ARGENTINA	$103	$194	$136	$(91)	$(33)
BRAZIL	333	508	350	(175)	(17)
CANADA	34	33	0	1	34
CHILE	152	208	89	(56)	63
COLOMBIA	242	196	409	46	(167)
COSTA RICA	33	156	105	(123)	(72)
DOMINICAN REPUBLIC	193	132	212	61	(19)
ECUADOR	199	231	142	(32)	57
EL SALVADOR	21	2	34	19	(13)
GUATEMALA	87	96	70	(9)	17
HONDURAS	26	43	30	(17)	(4)
JAMAICA	37	35	94	2	(57)
MEXICO	370	364	202	6	168
NETHERLANDS	5	73	0	(68)	5
PANAMA	31	76	70	(45)	(39)
PARAGUAY	17	21	0	(4)	17
PERU	165	198	75	(33)	90
TRINIDAD & TOBAGO	96	28	27	68	69
UNITED STATES	87	61	103	26	(16)
URUGUAY	0	35	0	(35)	0
VENEZUELA	50	27	49	23	1
MULTILATERAL ORGANIZATIONS	0	5	5	(5)	(5)
OTHER	15	2	5	13	10

TOTAL CREDIT DISBURSED (1)	$2,296	$2,724	$2,207	$(428)	$89

(1)	Includes book value of loans, selected commercial deposits placed, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk, credit default swap and credit commitments).